TUTOGEN MEDICAL, INC.
13709 Progress Boulevard
Alachua, Florida 32615
February 20, 2007
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
United States
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549

RE:	Tutogen Medical, Inc.
Registration Statement on Form S-1
Filed December 29, 2006
File No. 333-139738
Form 10-K for the Fiscal Year Ended
September 30, 2006
Filed December 29, 2006
File No. 1-16069
Dear Ms. Jenkins:
I am filing herewith Amendment No.1 to the Company’s Registration Statement responding to the staff’s letter of comment dated February 1, 2007. The following numbered responses correspond to the numbered comments contained in the comment letter. Please be advised as follows:
Registration Statement on Form S-1
Consolidated Balance Sheets, page F-2
1. Please disclose the allowance for inventory losses on the face of the balance sheets or in a note to the financial statements. The provision for inventory losses and allowance should also be included on Schedule II in Item 27. Please revise.
Company Response: We have considered your comment and have disclosed in the amended S-1 the write down for inventory losses in Note 6 on page F-14. We respectfully submit to the Staff though that according to SAB 5 Topic BB the write down of inventory is permanent and becomes the new cost basis of the inventory. Since there are no allowances recorded against inventory, there is not a corresponding line on Schedule II.

Ms. Tia Jenkins
February 20, 2007
Page Two
2. Please provide a note to the financial statements to disclose the components and nature of other current assets.
Company Response: We have considered your comment and have changed the caption of “Other current assets” for the Consolidated Balance Sheets on page F-2 to now read as “Prepaids and other current assets” in the amended S-1. We also respectfully submit to the Staff that our original S-1 discloses on page F-14 that the Company prepays certain expenses including insurance. We also respectfully submit to the Staff that our original S-1 discloses on Page F-15 that $205,000 of direct costs incurred relating to the issuance of the convertible debenture was recorded as debt issuance costs in other current assets. We have considered Regulation S-X Rule 5-02 and concluded that no item in “Other current assets” accounts for more than 5% of our total current assets.
Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income, page F-3
3. Revise to disclose product sales separately from service revenue. Refer to Rule 5-03(b)(1) of Regulation S-X. The cost of goods and cost of services should be stated separately as well, if possible.
Company Response: We respectfully submit to the Staff that our service revenue accounted for 2.9% of our total revenue and does not meet the 10% requirement of Rule 5-03(b)(1) of Regulation S-X, and thus does not need to be stated separately. Our cost of service revenue accounted for less than 2.9% of our total cost of goods and does not meet the 10% requirement of Rule 5-03(b)(1) of Regulation S-X, and thus does not need to be stated separately
Note 2 – Significant Accounting Policies (Revenue and Cost of Revenue), page F-7
4. Please revise the revenue recognition policy to explain how you recognize revenue for tissue service processing.
Company Response: We have considered your comment and as a result we have revised Note 2 (Revenue and Cost of Revenue) in the amended S-1 to read “Revenue on product sales and tissue service processing is recognized when persuasive evidence of an arrangement exists, the price is fixed and final delivery has occurred and there is a reasonable assurance of collection of the sales proceeds.” on page F-7.
5. Please discuss the duration and typical terms of the company’s distribution contracts and separately explain how the nonrefundable payments and any ongoing distribution fees are accounted for and reflected in the financial statements.

Ms. Tia Jenkins
February 20, 2007
Page Three
Company Response: We have considered your comment and have revised Note 2 (Deferred Revenue) in the amended S-1 to read, “The Company has entered into several distribution agreements in which the distributor has agreed to make certain upfront lump sum payments in exchange for certain distribution rights. These payments are recorded to Current portion of deferred distribution fees and Other noncurrent liabilities in the consolidated balance sheets. These payments are recognized as revenue ratably to approximate services provided under the contract. Recognition of revenue commences over the term of the distribution agreement upon delivery of initial products. These distribution agreements vary in amount and have terms from three to ten years.” See page F-7.
Note 9 – Revolving Credit Arrangements and Short Term Borrowings, page F-14
6. Please expand Note 9 to disclose the June 30, 2006 registration rights agreement with Azimuth including its requirements and the related damages that may be incurred. Discuss the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and the details of the investors’ option to have such damages settled in shares.
Company Response: We have added an additional paragraph in the amended S-1 to Note 9 (Revolving Credit Arrangements and Short Term Borrowings). “Under the Registration Rights Agreement, which requires common shares to be registered for the convertible debenture and warrants, the Company is required to file a registration statement on Form S-1 the earlier of the day following the filing of the Company’s 10-K or December 31, 2006. The Company is then required to have the shares registered within 60 days of the filing date of the S-1. In the event that the shares are not registered in such timeframe, the Company is required to pay as liquidated damages in cash, 1.5% of the total debenture amount of $3 million or $45,000 for each 30 day period in which the shares remain unregistered limited to an aggregate of 12 months.” See page F-15.
7. Please explain your basis for recording the value of the warrants in additional paid-in capital. See paragraphs 14 – 18 of EITF 00-19, which discuss the accounting treatment when a contract is not permitted to be settled in unregistered shares. Given the requirement to deliver registered shares and the provision for liquidated damages and interest outlined in the registration rights agreement, it appears the warrants should be classified as a liability under EITF 00-19 at fair value, with changes in the fair value recorded in earnings (similar to a derivative under SFAS 133). Please advise or revise.
Company Response: We respectfully submit to the Staff the following background and explanation for recording the value of the warrants in additional paid-in-capital.
On June 30, 2006, the Company entered into a Securities Purchase Agreement to sell a 5% subordinated convertible debenture (the “Debenture”) with a principal amount of $3 million. Contemporaneously, the Company entered into a separate Common Stock Purchase Warrant Agreement (“Warrant Agreement”) and a separate Registration Rights Agreement (“RRA”). The Warrant Agreement allows for delivery of unregistered shares, but if those underlying common

Ms. Tia Jenkins
February 20, 2007
Page Four
shares have not been registered pursuant to the RRA, the Company must pay liquidated damages, calculated as additional interest on the Debenture equal to 18% per annum.
At the time of execution of the Agreements above, there were different views as to whether such a provision has consequences for the analysis of the Warrants under EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”). EITF Issue No. 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 (“EITF 05-4”), was intended to address instruments that may be subject to EITF 00-19, such as stock purchase warrants, that may be issued at the same time and in contemplation of a registration rights agreement that includes a liquidated damages clause.
Although no consensus was reached, EITF 05-4 Issue Summary No. 1 provides three alternative accounting treatments for effects of a liquidated damages clause on a freestanding instrument subject to EITF 00-19. EITF 05-4 states:
View A: The registration rights agreement and the financial instrument agreement should be considered together as a unit and analyzed under Issue 00-19. If the maximum potential liquidation damages penalty payable in cash is greater than a reasonable estimate of the difference of the in fair value between registered and unregistered shares, the combined instrument should be classified as a liability under Issue No. 00-19 and accounted for as a derivative.
View B: The registration rights agreement and the financial instrument agreement should be considered together as a unit and accounted for as a derivative under FAS 133. The combined instrument is not considered “Indexed to the Company’s Own Stock” as described in Issue 01-6.
View C: The registration rights agreement and the financial instrument agreement are separate freestanding agreements and should be accounted for separately. The financial instrument is classified as equity under the provisions of Issue 00-19, and the registration rights agreement is accounted for under FAS 133.
The Company has taken a position on this issue consistent with View C and believes that the Warrant and RRA do not meet the combining criteria under DIG Issue K1, Miscellaneous: Determining Whether Separate Transactions Should Be Viewed as a Unit. The Agreements are separate legal agreements despite having been entered into contemporaneously. In addition, the payment of the liquidated damages penalty under the separate RRA does not alter an investor’s rights under the Warrant Agreement or the Debenture. Accordingly, the Company believes that the RRA, the Debenture (inclusive of the Conversion Option) and the Warrant Agreement are separate freestanding agreements and should therefore be accounted for separately.

Ms. Tia Jenkins
February 20, 2007
Page Five
The Company notes that FASB Staff position No. EITF 00-19-2, Accounting for Registration Payment Arrangements, (“FSP 00-19-2”) was issued on December 21, 2006 and is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. Upon adoption of FSP 00-19-2, the Company will follow the transition provisions outlined in the FSP.
Note 11 – Derivative Instruments, page F-16
8. Please expand Note 11 to disclose each of the company’s hedging instruments, if any, besides the interest rate swap designated as a cash flow hedge, and provide the disclosures specified in paragraph 142 of SFAS 133.
Company Response: We respectfully submit to the Staff that there are no other hedging instruments at the Company besides the one currently disclosed.
9. Please advise us of your method and underlying assumptions used in concluding that the value of the embedded conversion feature on your convertible debenture was not material, and so should not be reflected in the financial statements.
Company Response: We respectfully submit to the Staff the following method and underlying assumptions used in concluding that the value of the embedded conversion feature on our convertible debenture was not material, and so should not be reflected in the financial statements.
The Debenture allows only for physical settlement of shares, but does allow for delivery of unregistered shares. If those underlying common shares have not been registered pursuant to the Registration Rights Agreement (“RRA”), the Company must pay liquidated damages, calculated as additional interest on the Debenture equal to 18% per annum. As noted in our response to Question 7, we believe that the Conversion Option in the Debenture and the RRA are separate freestanding agreements and should therefore be accounted for separately.
The Company believes that the Conversion Option does not meet the requirements set forth in paragraph 12(c) of SFAS 133, Accounting for Derivatives and Hedging Activities (“FAS 133”) for bifurcation from the Debenture and separate accounting as a derivative instrument. The Company reached this conclusion on the basis that a separate instrument with the same provisions as the Conversion Option would be considered “indexed to the company’s own stock” as that term is defined in EITF Issue No. 01-6, The Meaning of “Indexed to a Company’s Own Stock” (EITF 01-6) and appropriately classified in stockholder’s equity under the provisions of EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), including paragraphs 14 through 32, and therefore as a freestanding instrument would be scoped out of the provisions of FAS 133 via paragraph 11(a) of that standard, which provides an exception for such instruments.

Ms. Tia Jenkins
February 20, 2007
Page Six
Note 15 – Commitments and Contingencies, page F-21
10. The first paragraph of Note 15 discloses facilities in the US and in Germany, however, your website mentions additional offices located in France. Please revise to address facilities in France and other locations, if applicable.
Company Response: We respectfully submit to the Staff that the Company maintains only a small satellite sales and marketing office in France for three employees, which we consider to be an insignificant location to separately disclose in our filings.
11. Please clarify your disclosure regarding the January 2006 suit in the last paragraph to provide the disclosure required by paragraph 10 of SFAS 5. You have preliminarily assessed materiality based solely upon financial condition, please revise to provide management’s assessment in terms of the financial statements taken as a whole.
Company Response: We have considered your comment, noting that consistent with paragraph 10 of SFAS 5 concerning the January 2006 suit, management strongly believes that there is not a reasonable possibility that there will be an unfavorable outcome from any asserted claims. In addition, under paragraph 8 of SFAS 5, it is not probable that one or more events will occur confirming the fact of a loss and therefore a loss cannot be reasonably estimated at this point. We have added the following statement to the S-1 disclosure in Note 15 “The Company intends to vigorously defend this matter and does not believe that the outcome of this class action will have an adverse material effect on the Company’s operations, cash flows, financial position or financial statement disclosures.”
Note 18 – Selected Quarterly Financial Data, page F-23
12. Please expand Note 18 to disclose the reasons for the large decrease in operating income in the third quarter of fiscal 2006 and the large increase in operating income in the fourth quarter of fiscal 2006. Such disclosure should also be included in MD&A, if material or indicative of trends.
Company Response: We have considered your comment and have expanded Note 18 in the amended S-1 to include reasons for the large decrease in operating income in the third quarter of fiscal 2006 and the large increase in operating income in the fourth quarter of fiscal 2006. The following footnote to Note 18 has been added to the amended S-1 on page F-24: “The unusual operating loss for the three months ending June 30, 2006 of $1,246 was the result of $437 in severance costs associated with the replacement of the Managing Director of the Company’s German subsidiary, $217 in legal, accounting and other professional costs associated with the restatement of prior-period financial results and $210 related to the strategic discussions with Zimmer Holdings. Our increased operating income for the three months ending September 30, 2006 was the result of higher revenues and increased margins.” We have not updated MD&A as these changes are not indicative of any trends and are not material.

Ms. Tia Jenkins
February 20, 2007
Page Seven
General
13. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.
Company Response: We have made note of your comment and we have included a currently dated consent in our amended S-1 from our independent accountants.
14. Your attention is directed to Rule 3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.
Company Response: We have made note of your comment and our amended S-1 has been updated to meet Rule 3-12 of Regulation S-X by including interim financial statements and related disclosures as of December 31, 2006 throughout the document.
Form 10-K for the year ended September 30, 2006
15. The company’s Exchange Act filings including your annual report on Form 10-K should be revised as necessary to comply with the above comments.
Company Response: We respectfully submit to the Staff that the Company and our SEC counsel feel the changes requested are not material in nature and thus should not be updated in the 10-K for the year ended September 30, 2006. The Company will include these changes in all future filings.
Item 9A, Controls and Procedures, page 19
16. We note your disclosure in the third sentence that “Based upon that evaluation, and subject to the foregoing, the company’s management concluded that the design and operation of the company’s disclosure controls and procedures provided reasonable assurance that the disclosure controls and procedures were effective to accomplish their objectives.” Please revise to state clearly without qualification, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Remove the qualification subject to the foregoing. Please refer to Section II.R.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
Company Response: We respectfully submit to the Staff that the Company and our SEC counsel feel the changes requested are not material in nature and thus should not be updated in the 10-K for the year ended September 30, 2006. We have considered your comment and the Company will remove the qualification language in all future filings.

Ms. Tia Jenkins
February 20, 2007
Page Eight
Exhibit 31
17. Please revise to state the word “report” instead of “annual report” in paragraphs 2, 3 and 4 of the certifications.
Company Response: The Company and our SEC counsel feel the changes requested are not material in nature and thus should not be updated in the 10-K for the year ended September 30, 2006. The Company will use the word “report” instead of “annual report” in all future filings.
18. Please revise to restore the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).
Company Response: The Company and our SEC counsel feel the changes requested are not material in nature and thus should not be updated in the 10-K for the year ended September 30, 2006. The Company will restore the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in all future filings.
In view of the penalties involved if the registration statement is not ordered effective on or before February 27, 2007, I am enclosing herewith an acceleration request, requesting effectiveness of the Company’s registration statement for Tuesday, February 27, 2007, or as soon thereafter as possible. I hope that the staff can meet this request.
Sincerely,

/s/ L. Robert Johnston, Jr.
L. Robert Johnston, Jr.
Chief Financial Officer
cc: William J. Schifino, Sr., Esq.